Exhibit 99.77(c)

ITEM 77C - Matters submitted to a vote of security holders

  A special meeting of shareholders of Voya Russia Fund (formerly, ING Russia Fund) was held on November 13, 2013 to: 1) approve a manager-of-managers policy with respect to the Fund to permit Voya Investments, LLC (formerly, ING Investments, LLC), subject to prior approval by the Board, to enter into and materially amend agreements with unaffiliated sub-advisers without obtaining approval of such Fund's shareholders; and 2) approve a modification to the current manager-of-managers policy to permit Voya Investments, LLC, subject to prior approval by the Board, to enter into and materially amend agreements with wholly owned sub-advisers without obtaining the approval of the Fund's shareholders.

Proposal	Shares voted for	Shares voted against or withheld	Shares abstained	Broker non-vote	Total Shares Voted
1	3,577,277.184	535,702.168	184,471.082	1,149,289.432	5,446,739.866
2	3,566,147.312	548,223.445	183,079.677	1,149,289.432	5,446,739.866

The proposals passed.